[Pekin Singer Strauss Asset Management Letterhead]

Letter Agreement

March ___, 2008

To: Unified Series Trust
2960 North Meridian Street
Suite 300
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Appleseed Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective through March 31, 2009, we hereby agree to waive our fee and/or reimburse certain Fund operating expenses but only to the extent necessary to maintain the Fund's annual net operating expenses, excluding brokerage fees and commissions borrowing costs (such as interest and dividend expenses on securities sold short), 12b-1 fees, taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest), at 0.90% of the Fund's average daily net assets. The fee waiver and expense reimbursements are subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the 0.90% expense limitation.

Very truly yours,

Pekin Singer Strauss Asset Management

By: Adam Strauss
Name: Adam Strauss
Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
Anthony J. Ghoston, President